

September 14, 2010

Mr. Steven Bisgay
Chief Financial Officer
Knight Capital Group, Inc.
545 Washington Boulevard
Jersey City, NJ 07310

> **Re: Knight Capital Group, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 24, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed April 7, 2010**
> **File No. 001-14223**

Dear Mr. Bisgay:

We have reviewed your letter dated August 18, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Proxy Statement on Schedule 14A

Performance-Based Annual Awards, page 14

1.   We have reviewed your response to comment 5 from our letter dated July 6, 2010 and note that you target compensation for your named executive officers at the 75th percentile of similar companies. We further note that the compensation for your named executive officers other than your chief executive officer fell either above or below this target pay level. Please tell us what factors the compensation committee considered in deciding to adjust compensation from this target level. Confirm for us that you will include similar disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief